 Exhibit 99(a)(1)(D)

THIS IS NOTIFICATION OF THE SEMI-ANNUAL REPURCHASE OFFER. IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME, KINDLY DISREGARD THIS NOTICE.
June 15, 2018
DEAR STOCKHOLDER:
No action is required of you at this time. We have sent this letter to you only to announce the semi-annual tender offer (the “Offer”) by Business Development Corporation of America (the “Company”). The purpose of this Offer is to provide a measure of liquidity to stockholders since there is otherwise no public market. The Offer is for cash at a price equal to the Company’s net asset value per share as of March 31, 2018 (the “Purchase Price”), and is made upon the terms and subject to the conditions set forth in the accompanying Offer to Purchase and Letter of Transmittal. The Offer period will begin on June 15, 2018 and end at 11:59 P.M. Eastern Time, on July 16, 2018. Subject to the limitations contained in the Offer to Purchase, which is attached to this letter, all properly completed and duly executed letters of transmittal returned to us will be processed promptly following the expiration of the Offer period.
IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT THE COMPANY’S NET ASSET VALUE PER SHARE AS OF MARCH 31, 2018, PLEASE DISREGARD THIS NOTICE.
We will contact you again each fiscal semester and each fiscal semester thereafter to notify you if the Company intends to offer to repurchase a portion of its issued and outstanding shares. If you would like to tender a portion or all of your shares for repurchase at this time, please complete the Letter of Transmittal Form included with this letter and return it in the enclosed envelope. Please see the attached Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that we are only offering to repurchase no less than 2,200,000 and up to approximately 2,900,000 Shares of common stock of the Company (“Shares”), which represents 1.23% and 1.62%, respectively, of the weighted average number of Shares outstanding for the calendar year ended December 31, 2017. During any calendar year, we intend to limit the number of shares we repurchase to the lesser of 10.0% of the weighted average number of shares outstanding during the prior calendar year, or 5.0% at each semi-annual tender offer, or the number of shares of common stock the Company is able to repurchase with the proceeds received from the sale of shares of common stock under the dividend reinvestment plan (“DRIP”) during such redemption period. This range of 2,200,000 to 2,900,000 Shares approximates the number of shares of common stock the company is able to repurchase with the proceeds received from the sale of shares of common stock under the DRIP.
All requests to tender shares must be received in good order by the Company, at the address below, by 11:59 P.M. Eastern Time, on July 16, 2018.
Business Development Corporation of America
c/o DST Systems, Inc.
Ste. 219943
430 W. 7th Street
Kansas City, MO 64105-1407
If you have any questions, please call your financial advisor or call us at (844) 785-4393.
Sincerely,
/s/ Richard J. Byrne
Richard J. Byrne
Chief Executive Officer, President and Chairman, Business Development Corporation of America
BUSINESS DEVELOPMENT CORPORATION OF AMERICA c/o DST Systems, Inc. Ste. 219943 430 W. 7th Street Kansas City, MO 64105-1407 T: Investor Relations at (844) 785-4393 W: www.bdcofamerica.com

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer is made solely by the Offer to Purchase, dated June 15, 2018, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock in any jurisdiction in which the making or acceptance or offers to sell shares would not be in compliance with the laws of that jurisdiction.